The Hain Celestial Group, Inc.

58 S. Service Road

Suite 250

Melville, NY 11747

March 30, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Karl Hiller
Branch Chief

RE:	The Hain Celestial Group, Inc.
Form 10-K for Fiscal Year ended June 30, 2011
Filed August 29, 2011
File No. 0-22818

Dear Mr. Hiller:

In your letter dated March 1, 2012 (the “Staff Comment Letter”), you requested that we respond to your comments regarding our Form 10-K for Fiscal Year ended June 30, 2011 within ten business days or advise you when we would provide a response. The deadline for our response previously was extended until March 29, 2012. As discussed with John Cannarella, we respectfully request a further extension of time to respond to the Staff Comment Letter until Wednesday, April 4, 2012.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to call me at (631) 730-2205.

Very truly yours,

The Hain Celestial Group, Inc.

/s/ Ira J. Lamel

Ira J. Lamel
Executive Vice President and Chief Financial Officer

cc:	John Cannarella, Securities and Exchange Commission